SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Beacon Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 North Hastings Way
(No. and Street)

Eau Claire	WI	54703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302	Milwaukee	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018323

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Hintz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Beacon Partners, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed and sworn before me on February 25, 2011. My Commission expires May 19, 2014.

TRACI JO HUNT NOTARY PUBLIC STATE OF WISCONSIN

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

AUDITED FINANCIAL STATEMENTS
For Period Ended December 31, 2010

TABLE OF CONTENTS

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Beacon Partners, Inc.
Eau Claire, Wisconsin

We have audited the accompanying balance sheet of American Beacon Partners, Inc. (Company) as of December 31, 2010 and the related statements of income, changes in stockholder's equity and cash flows for the four month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and the results of its operations and its cash flows for the four month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

February 22, 2011
Milwaukee, Wisconsin

Milwaukee, Wisconsin 414-271-7800
Middleton, Wisconsin 608-829-3838
McFarland, Wisconsin 608-838-9828

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Balance Sheet
December 31, 2010

ASSETS

Current Assets:		
Cash	$	218,082
Accounts receivable		49,591
Commission receivable		148,468
Marketable securities		16,234
Prepaid expenses		7,001
Total current assets		439,376
Property and Equipment:		
Furniture and equipment		23,462
Accumulated depreciation		(17,634)
Net book value		5,828
Other Assets		5,340
Total assets	$	450,544

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	76,945
Commissions payable		117,908
Accrued payroll and payroll taxes		23,680
Total current liabilities		218,533
Stockholder's Equity:		
Common stock		5,000
Additional paid in capital		524,220
Retained deficit		(297,209)
Total stockholder's equity		232,011
Total liabilities and stockholder's equity	$	450,544

The accompanying notes to financial statements
are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Statement of Income
Year Ending December 31, 2010

Income:		
Commission income	$	1,691,427
Administrative income		2,188,790
Network income		44,214
Miscellaneous income		15
Total income		3,924,446
Expenses:		
Commissions		3,336,771
Payroll and related items		444,927
Regulation fees		24,668
Professional fees		187,187
Occupancy		45,103
Selling and administrative		116,554
Equipment rental, lease and repair		12,581
Travel and entertainment		34,724
Dues and subscriptions		10,705
Insurance		551
Automobile		2,039
Miscellaneous		5,949
Total expenses		4,221,759
Operating loss		(297,313)
Other Income and expense;		
Marketable securities expense		(1,884)
Net loss	$	(295,429)

The accompanying notes to financial statements
are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ending December 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2010	$ 5,000	$ 116,600	$ (1,780)
Additional Paid-in-Capital	-	407,620	-
Net loss	-	-	(295,429)
Balance, December 31, 2010	$ 5,000	$ 524,220	$ (297,209)

The accompanying notes to financial statements are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Statement of Cash Flows
For the Year Ending December 31, 2010

Cash Flows from Operating Activities:		
Net loss	$	(295,429)
Depreciation		2,138
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(103,440)
Commissions receivable		(94,619)
Prepaid expenses		(6,324)
Other assets		(3,585)
Accounts payable		48,391
Commissions payable		107,479
Accrued payroll taxes		23,275
Net cash used by operating activities		(322,114)
Cash Flows from Investing Activities:		
Net sales of marketable securities		3,496
Cash Flows from Financing Activities:		
Additions to paid in capital		407,620
Increase in cash and equivalents		89,002
Cash and equivalents, beginning of year		129,080
Cash and equivalents, end of year	$	218,082

The accompanying notes to financial statements
are an integral part of these statements.

1. Summary of Significant Accounting Policies

Business Activity

American Beacon Partners, Inc. (the "Company"), was formed in Wisconsin in 1984. During 2009, the Company was acquired by Beacon Acquisitions (Canadian company) and changed its name (formally Pavek Investments, Inc.) by filing with the State of Wisconsin Department of Financial Institutions. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the selling of securities for a commission. The Company does not buy or sell investments for its clients and acts only as a salesman for the investment companies.

Cash

Cash consists of the Company's checking accounts and a Mesirow deposit.

Commission Income

The Company recognizes revenue on an accrual basis. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Commission Receivable

The Company uses the allowance method to account for uncollectible commissions receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of accounts receivable. As of December 31, 2010, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $2,017 for the year ended December 31, 2010.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2010.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Notes to Financial Statements
December 31, 2010
(Continued)

1. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

In accordance with accounting principles generally accepted in the United States of America, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Balance Sheet. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Subsequent Events

Management has evaluated all subsequent events through February 22, 2011 for possible inclusion as a disclosure in the financial statements. The following events have occurred:

- Effective February 21, 2011 the sales force of American Beacon Partners, Inc. has resigned. They are now registered as part of Allied Beacon Partners/Waterford.
- American Beacon Partners, Inc. notified FINRA of their intention to reduce net capital requirements to $5,000 from $50,000 effective February 22, 2011.
- FINRA has been notified that American Beacon Partners, Inc. intends to file a BDW (Broker Dealer Withdrawal) but has not done so as of February 22, 2011.
- Beacon Acquisition will most likely dissolve American Beacon Partners, Inc.

2. Common Stock

The authorized, issued and outstanding shares of capital stock at December 31, 2010 were as follows:

Common Stock, no par value; authorized 2,800 shares; issued 1,000 shares.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital and required net capital were $108,085 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 2.02 to 1.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2010. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Income Taxes

The Company has a net operating loss of approximately $295,000 available for carryforward. This results in a deferred tax asset of approximately $67,000 set to expire in 2030. However, a corresponding allowance has been recorded because the realization of this amount is uncertain. There was no federal or Wisconsin income tax liability for the period ended December 31, 2010.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to Unites States federal return examinations for years ending through December 31, 2006.

6. Investments

Investments are summarized as follows:

	December 31, 2010
Marketable Securities	$ 16,234

All of the Company's investments are reported at fair value using Level 1 inputs described in note 1.

7. Property Lease

The Company occupies buildings in Wisconsin and Colorado. Rent for the year ended December 31, 2010 was $42,514. Required lease payments are as follows:

Year Ended December 31,		
2011	$	31,014
2012		11,423
Total	$	42,437

8. Other Leases

The Company leases equipment under non-cancelable operating leases. Total costs for such leases was $24,047 for the year ended December 31, 2010. The future minimum lease payments for the lease are as follows:

Year Ended December 31,		
2011	$	28,942
2012		14,033
2013		338
Total	$	43,313

9. Concentrations

The Company maintains its cash balances at two financial institutions. The balance is insured by the Federal Deposit Insurance Corporations (FDIC) at each institution up to $250,000. From time to time, the total balance at any institution may exceed $250,000.

10. Litigation

On or about September 24, 2010 the Company settled for an agreement to pay to Claimants a total of $17,350 in four quarterly installments within one year period. The Company has retained legal council regarding three unresolved arbitrations. As of February 22, 2011, legal council has is unable to formulate an opinion on the other three arbitrations concerning the likelihood of an unfavorable outcome of litigation, claims, and assessments or the amount or range of potential loss, because of inherent uncertainties. An unfavorable outcome in these arbitrations could result in material damages. However, one of the arbitrations is covered under an Errors and Omissions insurance policy. In the event that an unfavorable outcome results, the Company would seek indemnification under that policy for amounts that exceed the indemnity deductible.

11. Related Party Activity

The Company received financial support from their parent company in order to maintain minimum required net capital. For the year ended December 31, 2010, the Company received $403,000 in financial support.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Computation of Aggregated Indebtedness
and Net Capital Under Rule 15c3-1
December 31, 2010

Aggregate Indebtedness		
Accrued expenses	$	23,680
Commissions payable		117,908
Accounts payable		76,945
Total Aggregate Indebtedness	$	218,533
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	14,569
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	232,011
Deductions:		
Non-allowable prepaids		(7,001)
Receivables over 30 days		(49,591)
Other assets		(5,340)
Net property and equipment		(5,828)
Net capital before haircuts on securities positions		164,251
Haircuts on securities:		
Other securities		(2,317)
Net Capital		161,934
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	156,934
Ratio of aggregate indebtedness to net capital		1.35 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):

Net capital, as reported in Company's Part IIA (unaudited) Amended FOCUS report:	$	161,934

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

American Beacon Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

American Beacon Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
American Beacon Partners, Inc.
Eau Claire, Wisconsin

In planning and performing our audit of the financial statements of American Beacon Partners, Inc., (Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 22, 2011
Milwaukee, Wisconsin

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants
Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors of American Beacon Partners, Inc.
3603 North Hastings Way
Eau Claire, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility for those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1 **Procedure:** Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements entries.
Conclusion: Needed entry to accrue for final payment of SIPC 7 fees that should have been accrued as of December 31, 2010. Client subsequently amended SIPC-7 report.

2 **Procedure:** Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.
Conclusion: Additional revenue and SIPC-7 fees recorded in audit report. Client subsequently amended SIPC-7 report.

3 **Procedure:** Compared any adjustments reported in Form SIPC-7 with supportings schedules and working papers.
Conclusion: No findings.

4 **Procedure:** Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.
Conclusion: No findings.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 22, 2011

Milwaukee, Wisconsin
414-271-7800

Middleton, Wisconsin
608-829-3838

McFarland, Wisconsin
608-838-9828

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________________ , 20 _____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032709 FINRA DEC
AMERICAN BEACON PARTNERS INC 17*17
3603 N HASTINGS WAY STE 100
EAU CLAIRE WI 54703-0408

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7,300

B. Less payment made with SIPC-6 filed (exclude interest) (582)

7/21/10 + 10/26/10
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 6,718

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,718

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of _______________, 20 _____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2010
and ending Dec 31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,926,330

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 1,884

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private Placements + Advisory Fees 1,004,306

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,006,190

2d. SIPC Net Operating Revenues $ 2,920,140

2e. General Assessment @ .0025 $ 7,300

(to page 1, line 2.A.)

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

FINANCIAL STATEMENTS
For Period Ended December 31, 2010